Exhibit 19.1

USA TODAY CO., INC.
POLICY ON INSIDER TRADING | POLICY

POLICY ON INSIDER TRADING |

In the course of conducting the business of USA TODAY Co., Inc. and its subsidiaries (collectively, the “Company”), you may come into possession of material information about the Company or other entities that is not available to the investing public (“material nonpublic information”). You have a legal and ethical obligation to maintain the confidentiality of material nonpublic information. In addition, it is illegal and a violation of Company policy to purchase or sell securities of the Company or any other entity while you are in possession of material nonpublic information about the Company or that other entity. The Company has adopted this policy on insider trading (the “Policy”) in order to ensure compliance with the law and to avoid even the appearance of improper conduct by anyone associated with the Company. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Chief Legal Officer.

SCOPE OF COVERAGE |

The restrictions set forth in this Policy apply to all Company officers, directors and employees (collectively, “Insiders”), wherever located, and to (i) their spouses, minor children, and anyone else sharing the same household (collectively, “Family Members”); (ii) any other person or entity over which the officer, director or employee exercises substantial influence or control; and (iii) any trust or other estate in which an officer, director or employee has a substantial beneficial interest or as to which they serve as trustee or in a similar fiduciary capacity (collectively (ii) and (iii), “Controlled Entities”).

This Policy and its prohibitions apply in relation to any material, nonpublic information you obtain in the course of the Company’s business concerning the Company or other companies. If you acquire material, nonpublic information, you may not trade in the securities of the Company or any other company on the basis of such information or disclose or “tip” any such information until after such information has been disclosed to the public. Material, non-public information about other companies should be treated in the same way as comparable information relating to the Company.

This Policy applies to transactions in securities, including without limitation, common stock, preferred stock, bonds and other debt securities, options to purchase common stock, convertible debentures and warrants, as well as derivative securities, such as exchange-traded put or call options or swaps. See the sections entitled “Special Transactions” and “Prohibited Transactions” for further discussion of certain types of securities and transactions.

KEY EMPLOYEES |

When discussed in this Policy, “Key Employees” shall mean:
•each member of the Company’s Board of Directors;
•the Company’s Section 16 Officers;
•Company employees with the job level of Executive Vice President and above; and

•any other employee who is notified by the Company that they are considered a Key Employee for the purposes of this Policy.

INDIVIDUAL RESPONSIBILITY |

Persons subject to this Policy are individually responsible for complying with this Policy and ensuring the compliance of any Family Member or Controlled Entity whose transactions are subject to this Policy. Accordingly, you should make your Family Members aware of the need to confer with you before they trade in securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

MATERIAL NONPUBLIC INFORMATION |

What is Material Information?
Information is generally regarded as material if:

•There is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or
•The information, if made public, likely would affect the market price of a company’s securities.

Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Nonpublic information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds or bank loans.

Depending on the facts and circumstances, information that could be considered material includes, but is not limited to:

•Earnings announcements or estimates, or changes to previously released announcements or estimates;
•Other unpublished financial results or forecasts;
•Write-downs and additions to reserves for bad debts;
•Expansion or curtailment of operations;
•Significant changes in capital investment plans;
•Major litigation or government actions;
•Significant labor disputes;
•Mergers, acquisitions, tender offers, joint ventures or changes in assets;
•Changes in analyst recommendations or debt ratings;
•Events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of securityholders, or public or private sales of additional securities);
•Changes in control of the Company or extraordinary management developments;
•Changes in the Company’s pricing or cost structure;
•Extraordinary borrowing or other financing transactions out of the ordinary course;
•Liquidity problems;
•Changes in auditors or auditor notification that the Company may no longer rely on an audit report;
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•Cybersecurity incidents;
•Development of a significant new product, process, or service;
•New inventions or discoveries; and
•The gain or loss of a significant customer or supplier.

What is Nonpublic Information?
Information is considered to be nonpublic unless it has been adequately disclosed to the public, which means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways:

•Public filings with the Securities and Exchange Commission; or
•Issuance of a press release that is widely disseminated in a manner making it generally available to investors.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information.

Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight.

“TIPPING” MATERIAL NONPUBLIC INFORMATION IS PROHIBITED |

In addition to trading while in possession of material nonpublic information, it is also illegal and a violation of this Policy to convey such information to another party (“tipping”) if you know or have reason to believe that the other party will misuse such information by trading in securities or passing such information to others who will trade. This applies regardless of whether the “tippee” is related to the Insider or is an entity, such as a trust or a corporation, and regardless of whether you receive any monetary benefit from the tippee.

SPECIAL TRANSACTIONS |

The trading restrictions in this Policy do not apply in the case of the following transactions, except as specifically noted:

•Employee Stock Purchase Plan: The trading restrictions in this Policy do not apply to purchases of Company stock in an employee stock purchase plan, if any, resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company securities resulting from lump sum contributions to any employee stock purchase plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. The trading restrictions do apply, however, to an election to participate in any employee stock purchase plan for any enrollment period, changes in payroll contributions and to sales of Company stock purchased under the plan.
•401(k) Plan: The trading restrictions in this Policy do not apply to purchases of Company stock in a 401(k) plan, if any, resulting from periodic contributions of money to the plan pursuant to payroll deduction elections. The trading restrictions do apply, however, to
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elections made under a 401(k) plan to (a) increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a Company stock fund balance, and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
•Stock Option Plans: While the trading restrictions in this Policy do apply to sales of Company common stock received upon the exercise of stock options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes, the trading restrictions in this Policy do not apply to exercises of stock options where no Company common stock is sold in the market to fund the option exercise price or related taxes (i.e. a net exercise or where cash is paid to exercise the option) or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements.
•Restricted Stock Awards: The trading restrictions in this Policy do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The trading restrictions do apply, however, to any market sale of restricted stock.
•Dividend Reinvestment Plan: The trading restrictions in this Policy do not apply to purchases of Company securities under a dividend reinvestment plan, if any, resulting from your reinvestment of dividends paid on Company securities. The trading restrictions do apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to a dividend reinvestment plan, and to your election to participate in the plan or change your level of participation in the plan. The trading restrictions also apply to your sale of any Company securities purchased pursuant to any dividend reinvestment plan.

GIFTS OF SECURITIES |

Bona fide gifts of securities are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, director, or employee is aware of material nonpublic information, or the person making the gift is subject to other Company directed trading restrictions (in which case preclearance from the Chief Legal Officer is required). All Key Employees must notify the Chief Legal Officer at least five business days before the date a bona fide gift of securities is made.

PROHIBITED TRANSACTIONS |

Due to the heightened legal risk associated with the following transactions, individuals subject to this Policy may not engage in the following:

•Margin Accounts and Pledges: Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, you may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.
•Hedging Transactions: You may not engage in hedging transactions such as (but not limited to) zero-cost collars, equity swaps, forward sale contracts, and short-selling the Company’s securities. Hedging transactions may allow a director, officer, or employee to continue to own Company securities, but without the full risks and rewards of ownership. This may lead to the director, officer, or employee no longer having the same objectives as the Company’s other shareholders.

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TRADING PLANS |

Notwithstanding the prohibition against insider trading, Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”) and Company policy permit employees and others subject to this Policy to trade in Company securities regardless of their awareness of material nonpublic information if the transaction is made pursuant to an approved pre-arranged written trading plan (“Trading Plan”) that was entered into when the person was not in possession of material nonpublic information and that complies with the requirements of Rule 10b5-1. Anyone subject to this Policy who wishes to enter into a Trading Plan must submit the Trading Plan to the Chief Legal Officer for approval at least five business days prior to the planned entry into the Trading Plan. In general and among other things, Trading Plans must:

•be adopted by a person when they are not in possession of material nonpublic information about the Company and not subject to a blackout period under this Policy;
•have a cooling-off period consistent with Rule 10b5-1, meaning that the first trade under the Trading Plan cannot be executed until:
ofor Key Employees: the later of (i) 90 days after adopting the Trading Plan; or (ii) two business days following disclosure of the financial results for the for the fiscal quarter in which the Trading Plan was adopted or modified (but not to exceed 120 days following the Trading Plan adoption or modification);
ofor other employees: 30 days after adopting the Trading Plan;
•include a certification that the person is adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, will act in good faith for the duration of the Trading Plan, and that, as of the adoption date, the person is not in possession of any material nonpublic information regarding the Company; and
•give a third party the discretionary authority to execute such purchases and sales, outside the person’s control, so long as such third party does not possess any material nonpublic information about the Company, or explicitly specify the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

You may not enter into overlapping Trading Plans (subject to certain exceptions) and may only enter into one single-trade Trading Plan during any consecutive 12-month period (subject to certain exceptions).

Once the Trading Plan is approved and adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. You may amend or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Trading Plan to the Chief Legal Officer for approval at least five business days prior to adoption. You must provide notice to the Chief Legal Officer prior to terminating a Trading Plan. You should understand that modifications or terminations of a Trading Plan likely restart the cooling-off period and may call into question your good faith in entering into the Trading Plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

In addition to Trading Plans under Rule 10b5-1, you must contact the Chief Legal Officer if you wish to enter into a written arrangement to trade in the Company’s securities that does not fall under Rule 10b5-1. Any such plan is subject to the same approval process as detailed above.

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BLACKOUT PROVISIONS; PRECLEARANCE & REPORTING REQUIREMENTS |

Blackout Periods

Insiders (and their Family Members and Controlled Entities) may only trade in the Company’s securities for their own account during the Company’s designated window periods, which are open when the Company is not in a blackout period (except by means of a Trading Plan established in compliance with this Policy). The Company’s blackout periods begin 15 days prior to the end of each fiscal quarter of the Company and end upon the market closing on the second full day of trading following the public release by the Company of its quarterly or year-end financial results.

In addition, directors, officers, and certain employees may be instructed not to trade in the Company’s securities due to certain specific events, which will trigger an “event-specific blackout.” If this happens, you may not engage in any trade of any type under any circumstances during the event-specific blackout until you are informed that the event-specific blackout no longer applies. Because the existence of an event-specific blackout may itself be material nonpublic information, you must not inform anyone of the existence of this type of trading restriction. Further, any person that is made aware of the reason for an event-specific prohibition on trading shall not disclose the reason for the prohibition. The failure of the Chief Legal Officer or the Company’s legal department to notify you of an event-specific blackout will not relieve you of the obligation not to trade while in possession of material nonpublic information.

The Chief Legal Officer may make limited exceptions to trading during blackout periods upon a tangible demonstration of a personal hardship by an Insider and the conclusion that the person requesting the exception is not in possession of material nonpublic information. All determinations in this regard will be final and not subject to further review. Hardship exceptions are granted infrequently and only in exceptional circumstances.

Even if a blackout period is not in effect, at no time may you trade in Company securities if you are in possession of material nonpublic information about the Company.

Preclearance & Reporting Requirements

All Key Employees (including Family Members and Controlled Entities), must have any transaction in the Company’s securities pre-cleared by the Chief Legal Officer, except for trades under a Trading Plan established in compliance with this Policy. A request for pre-clearance should be submitted to the Chief Legal Officer at least five business days before the proposed transaction (or such shorter period as the Chief Legal Officer may determine) and any transaction subject to the pre-clearance request may not be effected unless given clearance to do so.

To request pre-clearance, contact the Chief Legal Officer with the following information: the type of trade, anticipated amount of Company securities in the trade, and who would be making the trade (i.e., the Key Employee, a Family Member or Controlled Entity). The Chief Legal Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Such persons seeking clearance may not be informed of the reason they may not trade. If a person seeks pre-clearance and is denied, the person must not initiate the transaction in Company securities for which pre-clearance was denied and should not inform any other person of the denial.

When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Chief Legal Officer. The requestor should also indicate whether they have effected any non-exempt “opposite-way” transactions within the past six months, and
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should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, if applicable. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale. Any pre-clearance approval (unless revoked) is valid only for two business days following the day on which it was granted. If a transaction for which pre-clearance has been granted is not effected within such period, the transaction must be pre-cleared again.

All transactions by Key Employees (including Family Members and Controlled Entities), must be pre-cleared and notification of the effectiveness of such pre-cleared transaction must be given to the Chief Legal Officer no later than the date of the transaction.

SAFEGUARDING CONFIDENTIAL INFORMATION |

If material information relating to the Company or its business has not been disclosed to the general public, such information must be kept in strict confidence and should be discussed only with persons who have a “need to know” the information for a legitimate business purpose. The utmost care and circumspection must be exercised at all times in order to protect the Company’s confidential information. In addition to the prohibitions set forth in the Company’s Code of Business Conduct and Ethics on the use of confidential information the following practices should be followed to help prevent the misuse of confidential information:

•Avoid discussing confidential information with colleagues in places where you may be overheard by people who do not have a valid need to know such information, such as on elevators, in restaurants and on airplanes.
•Take great care when discussing confidential information on speaker phones or on cellular phones in locations where you may be overheard.
•Do not discuss confidential information with relatives or social acquaintances.
•Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.
•Always put confidential documents away when not in use and, based upon the sensitivity of the material, keep such documents in a locked desk or office. Do not leave documents containing confidential information where they may be seen by persons who do not have a need to know the content of the documents.
•Be aware that the Internet and other external electronic mail carriers are not secure environments for the transmission of confidential information.
•Comply with the specific terms of any confidentiality agreements of which you are aware.
•Upon termination of your employment, you must return to the Company all physical and electronic copies of confidential information as well as all other material embodied in any physical or electronic form that is based on or derived from such information, without retaining any copies.

RESPONDING TO REQUESTS FOR INFORMATION |

You may find yourself the recipient of questions concerning various activities of the Company. Such inquiries can come from the media, securities analysts and others regarding the Company’s business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information. Under no circumstances should you attempt to handle these inquiries without prior authorization. Only Company individuals specifically authorized to do so may answer questions about or disclose information concerning the Company.

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•Refer requests for information regarding the Company from the financial community, such as securities analysts, brokers or investors, to the head of the Company’s Investor Relations.
•Refer requests for information regarding the Company from the media or press to the Company’s Chief Communications Officer.
•Refer requests for information from the Securities Exchange Commission or other regulators to the Chief Legal Officer.

POST-TERMINATION TRANSACTIONS |

This Policy continues to apply to transactions in Company securities even after termination of service with the Company. If an individual is in possession of material nonpublic information when their service terminates, that individual may not trade in Company securities or in the securities of any other company on the basis of such information, until that information has become public or is no longer material.

CONSEQUENCES OF NON-COMPLIANCE |

Failure to observe this Policy could lead to severe adverse consequences for the Company and for you. Insider trading violations are pursued vigorously by federal and state enforcement authorities. Consequences for an individual trading on inside information (or tipping others) is severe, and could include significant civil penalties, criminal fines and imprisonment, immediate termination for cause, and irreparable reputational damage.

In addition, the Company may also be subject to civil and criminal penalties for failing to take appropriate steps to prevent insider trading, and trading in the Company’s securities could be halted or suspended. Further, even the appearance of impropriety relating to insider trading in the Company’s securities could impair investor confidence in the Company.

The Board will be responsible for making, or may delegate the responsibility to make, determinations on a case-by-case basis of whether this Policy has been violated and, if so, the appropriate action to be taken by the Company in response. Sanctions for violations of this Policy may include whatever appropriate action the Board or delegated authority deems advisable, including immediate termination of employment or other appropriate disciplinary action. Such determinations will be final and not subject to further review.

REPORTING VIOLATIONS/SEEKING ADVICE |

You should refer suspected violations of this Policy to the Chief Legal Officer. In addition, if you receive:

•material nonpublic information that you are not authorized to receive or that you do not legitimately need to know to perform your employment responsibilities, or
•confidential information and are unsure if it is within the definition of material nonpublic information or whether its release might be contrary to a fiduciary or other duty or obligation,

you should not share it with anyone. Consulting your colleagues can have the effect of exacerbating the problem. Containment of the information, until the legal implications of possessing it are determined, is critical. To seek advice about what to do under those circumstances, you should contact the Chief Legal Officer.

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ACKNOWLEDGEMENT |

All persons subject to this Policy must acknowledge their understanding of, and intent to comply with, this Policy.

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